# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAL-MAINE FOODS INC, CIK 0000016160
CUSIP: 128030202
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157
Date of event which requires filing of this statement: 04/14/2025
Filed by CIK 0001036241
Persons authorized to receive notices and communications: Adolphus B. Baker, c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157, (601) 948-6813

## Reporting persons
- Adolphus B. Baker (CIK 0001036241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,606,682; shared voting power 46; sole dispositive power 1,601,939; shared dispositive power 46; aggregate amount beneficially owned 1,606,728 (3.28% of the class)
  Comment: 1 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.
- DLNL, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 2 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.
- Dinnette Adams Baker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,383,741; shared voting power 46; sole dispositive power 1,383,741; shared dispositive power 46; aggregate amount beneficially owned 1,383,787 (2.82% of the class)
  Comment: 3 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.
- Luanne Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,144,525; shared voting power 0; sole dispositive power 1,144,525; shared dispositive power 0; aggregate amount beneficially owned 1,144,525 (2.33% of the class)
  Comment: 4 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.
- Nancy Adams Briggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,158,514; shared voting power 42,280; sole dispositive power 1,158,514; shared dispositive power 42,280; aggregate amount beneficially owned 1,200,794 (2.45% of the class)
  Comment: 5 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.
- Laurel Adams Krodel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,143,787; shared voting power 887; sole dispositive power 1,143,787; shared dispositive power 887; aggregate amount beneficially owned 1,144,674 (2.33% of the class)
  Comment: 6 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 49,045,955 outstanding Common Shares, reflecting the Class A Conversion that occurred on April 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CAL-MAINE FOODS INC
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157

## Item 2. Identity and Background
Name of person filing:
(a), (b) & (c) This Amendment No. 8 ("Amendment No. 8") amends and supplements the Statement on Schedule 13D filed on August 28, 2015 by Adolphus B. Baker, Jean Reed Adams and the other reporting persons identified therein with the Securities and Exchange Commission ("SEC") (the "Original Schedule 13D"); Amendment No. 1 to Schedule 13D filed on June 5, 2018 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed on July 20, 2018 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed on August 24, 2018 ("Amendment No. 3"); and Amendment No. 4 to Schedule 13D filed on August 27, 2020 ("Amendment No. 4"). Subsequent to the filing of Amendment 4, Jean Reed Adams (aka Jean Morris Adams) unilaterally filed Amendment No. 5 to Schedule 13D on October 14, 2022 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D on December 20, 2022 ("Amendment No. 6"). Mr. Baker did not participate in the filing of either Amendment No. 5 or Amendment No. 6.

In Amendment No. 6 filed by Jean Reed Adams, Ms. Adams disclosed that she was no longer a part of the reporting "group" with Adolphus B. Baker, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). She also disclosed that she had ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.
Residence or business address: Adolphus B. Baker has continuously been a Reporting Person under this Schedule 13D since the Original Schedule 13D was filed on August 28, 2015. In connection with the execution of the Conversion Agreement (as defined and described in Item 4 below), Mr. Baker filed Amendment No. 7 ("Amendment No. 7") on February 25, 2025, adding the following additional Reporting Persons: DLNL, LLC ("Daughters' LLC") and its four LLC members who are not already Reporting Persons: namely, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel. These four LLC members are the daughters of the Issuer's founder Fred R. Adams, Jr., and, together with Adolphus B. Baker, are referred to as the "Members." Dinnette Adams Baker is married to Adolphus B. Baker, and Mr. Baker is the managing member of Daughters' LLC. Mr. Baker is Board Chair and an executive officer of the Issuer.
Present principal occupation or employment: The address of each Reporting Person's principal office is c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, MS 39157. Mr. Baker is Board Chair of the Issuer, as well as the managing member of the Daughters' LLC.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
In Amendment No. 7 to this Schedule 13D, the Reporting Persons supplemented Item 4 with disclosure regarding the arrangements among the Reporting Persons relating to their beneficial ownership of the Issuer's capital stock. That supplemental disclosure is hereby amended and restated as follows:

Daughters' LLC and the Class A Shares

Cal-Maine Foods, Inc. ("Cal-Maine Foods" or the "Issuer") has been controlled by members of the family of the Issuer's founder, Fred R. Adams, Jr., since its founding and since it became a public company. In connection with Mr. Adams' estate planning in 2018, Mr. Adams' four daughters and Adolphus B. Baker, Chairman of the Issuer's Board of Directors (the "Board") and Mr. Adams' son-in-law (and/or their respective predecessors-in-interest) took certain actions, including forming Daughters' LLC to enable Mr. Adams' family to continue to own and retain shares of the Issuer's Class A common stock, $0.01 par value per share (the "Class A Shares"), and common stock, $0.01 par value per share (the "Common Shares") sufficient to maintain majority voting control of the Issuer after his death and to provide for the long-term, stable and consistent ownership and governance of the Issuer. Mr. Adams passed away on March 29, 2020.

Prior to the Class A Conversion and Member Redemptions described below, Daughters' LLC held 4,800,000 Class A Shares, representing 100% of the outstanding Class A Shares. The Class A Shares had ten votes per share and were convertible on a share-for-share basis into Common Shares, which have one vote per share. Generally, the Class A Shares would have automatically converted into Common Shares upon transfer to persons not related to the family.
Prior to the Class A Conversion and Member Redemptions, the outstanding Class A Shares represented approximately 52.0% of the Issuer's total voting power. In addition to the Class A Shares, Daughters' LLC also held 1,087,956 Common Shares, bringing the total voting power of the shares held by Daughters' LLC to approximately 53.2%. Furthermore, the Members beneficially own (with sole or shared voting power) a total of 592,481 Common Shares outside of Daughters' LLC, which resulted in total voting power of the shares held by the Reporting Persons of approximately 53.9% prior to the Class A Conversion and Member Redemptions.

Potential Portfolio Diversification

The Members have informed the Board that they are potentially interested in diversifying their respective financial portfolios (the "Potential Portfolio Diversification"), including through the potential sale of all or a portion of the Common Shares underlying the Class A Shares held by Daughters' LLC, as most of them have become more focused on their individual estate planning efforts and philanthropic endeavors. In response, the Issuer noted that the Potential Portfolio Diversification could result in Daughters' LLC ceasing to have majority voting control of the Issuer, which in turn would result in the Issuer ceasing to be a "controlled company" pursuant to the rules of The Nasdaq Stock Market. Before giving effect to any potential sales, if Daughters' LLC were to convert its Class A Shares into Common Shares, Daughters' LLC's total voting power would decline from 53.2% to 12.0% of the voting power of the Issuer's then-outstanding Common Shares. The Class A Conversion (as defined below) would have no impact on the Daughters' LLC's economic interest in the Issuer, which would remain at 12.0%.

The Special Committee

As noted above, Mr. Baker has an interest in the Potential Portfolio Diversification and, as a director, has an interest in certain of the potential actions by the Issuer to address the Potential Portfolio Diversification. Because Mr. Baker's interests may be different from the interests of the stockholders generally, the Board authorized a special committee, consisting solely of disinterested independent directors (the "Special Committee"), to consider what corporate actions, if any, should be taken to address the impact of the Potential Portfolio Diversification on the Issuer and its stockholders.

The Special Committee, among other things, considered and determined that it was in the best interests of the Issuer and its stockholders for the Issuer to facilitate the Members' sale of their Common Shares, including the Common Shares underlying their Class A Shares, and manage the loss of controlled company status, in each case, in an orderly manner in compliance with legal requirements.

The Conversion Agreement

On February 24, 2025, the Special Committee unanimously recommended to the Board, and, on February 25, 2025, the Board approved, the Agreement Regarding Conversion (the "Conversion Agreement"), by and among the Issuer and the Reporting Persons, including the documents contemplated by that agreement, which include: (i) the Third Amended and Restated Certificate of Incorporation of the Issuer ("Restated Charter"), to become effective upon filing with the Delaware Secretary of State (the "Restated Charter Effective Date"), (ii) the Amended and Restated Bylaws of the Issuer ("Restated Bylaws"), to become effective on the Restated Charter Effective Date, and (iii) an amendment and restatement of the Daughters' LLC's operating agreement to permit Daughters' LLC to take the actions provided for in the Conversion Agreement (the "Restated Daughters' LLC Agreement"). The Conversion Agreement, including the documents contemplated by that agreement, are referred to collectively as the "Transactions." At the meeting at which the Board approved the Conversion Agreement, the Board also approved and declared advisable the Restated Charter, and directed that it be submitted for stockholder approval by the majority written consent of stockholders.

Thereafter, on February 25, 2025, the Conversion Agreement was executed and delivered by the Issuer and the Reporting Persons, and Daughters' LLC executed and delivered the written consent of stockholder approving the Restated Charter in lieu of a special meeting of the stockholders in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL").

Because the Restated Charter was approved by the Board and by the stockholder vote required by law, the Issuer was not required to solicit proxies or hold a meeting of stockholders to consider the Restated Charter.

The Conversion Agreement provides for the following:

1. The approval by the Board, and approval by Daughters' LLC by majority written consent, of the Restated Charter, to be effective upon the Restated Charter Effective Date;

2. The approval by the Board of the Restated Bylaws, which include provisions that align with the Restated Charter, to become effective on the Restated Charter Effective Date;

3. The agreement by the Reporting Persons not to convert any Class A Shares prior to the Restated Charter Effective Date;

4. The agreement by the Reporting Persons that if Daughters' LLC converts any Class A Shares into Common Shares, Daughters' LLC will simultaneously convert all (but not less than all) Class A Shares into Common Shares (the "Class A Conversion");

5. After the effective date of the Class A Conversion (the "Class A Conversion Date"), and ending on the 12-month anniversary of the Class A Conversion Date (or, if earlier, December 31, 2026), certain registration rights of the Members to offer or sell Common Shares in a registered offering under the Securities Act; and

6. The adoption by the Reporting Persons of an amended and restated limited liability company operating agreement of Daughters' LLC, which provides for certain changes to permit Daughters' LLC to take the actions provided for in the Conversion Agreement.

The Conversion Agreement also provides that, prior to the expiration of the registration rights, each Reporting Person agrees (i) to cause all Common Shares and Class A Shares held by such Reporting Person, or over which such Reporting Person has voting discretion or control as of the applicable record date, to be present either in person or by proxy for quorum purposes at any stockholders meeting at which directors of the Issuer are elected, and (ii) to vote, or cause to be voted, such Common Shares and Class A Shares held by it, or over which such Reporting Person has voting discretion or control, in favor of not less than three independent directors.

Mr. Baker has informed the Issuer, on behalf of all the Members, that the Members are willing to work with the Issuer towards achieving a smooth transition. In addition, as requested by the Board, Mr. Baker plans to continue to serve as Board Chair until at least the Issuer's 2027 annual meeting of stockholders.

The foregoing description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the Conversion Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Filing of the Restated Charter

As previously reported by the Issuer, on March 25, 2025, the Issuer entered into the Second Amendment to Amended and Restated Credit Agreement to amend the definition of "change in control" so that the Class A Conversion would not trigger an event of default under the credit agreement. On March 27, 2025, the Issuer filed the Restated Charter with the Secretary of State of the State of Delaware. As a result of the credit agreement amendment and the filing of the Restated Charter, the conditions to Daughters' LLC's converting the Class A Shares into Common Shares were satisfied. However, Daughters' LLC did not exercise its conversion right at that time. Also as a result of the filing of the Restated Charter, the Restated Bylaws became effective on March 27, 2025.

Letter Agreement Further Amending the Restated Daughters' LLC Agreement

Prior to the further amendment of the Restated Daughters' LLC Agreement described below, Members were permitted to redeem Common Units of Daughters' LLC in exchange for Common Shares, subject to certain conditions. However, they were not permitted to redeem any Class A Units in exchange for Class A Shares. On April 14, 2025, the Members entered into a letter agreement (the "Letter Agreement") that further amended the Restated Daughters' LLC Agreement to permit any Member to redeem Class A Units in order to (i) effect or facilitate a sale of the underlying Common Shares or (ii) donate those shares to a Donor Advised Fund, but, in each case, only if consented to by the Managing Member and Members with a majority of the voting power in Daughters' LLC.

The Letter Agreement included the required Member consent to the redemption by Adolphus Baker of all of his Class A Units in exchange for Class A Shares, as long as he met the following conditions: (i) Mr. Baker redeems all of his Class A Units at one time, (ii) Mr. Baker does not transfer any of the Class A Shares received upon redemption, (iii) if he converts any of his Class A Shares into Common Shares, he converts all of the Class A Shares at the same time and (iv) he does not convert any Class A Shares prior to the time that Daughter's LLC would be permitted to do so under the Conversion Agreement. The Letter Agreement was approved by the Special Committee, as required by the Conversion Agreement. Conversions made in accordance with the Restated Daughters' LLC Agreement (as further amended by the Letter Agreement) constitute the Class A Conversion contemplated by the Conversion Agreement.

The Class A Conversion and the Member Redemptions

On April 14, 2025, Adolphus Baker, redeemed all of his 1,309,245 Class A Units for the same number of Class A Shares (the "Baker Class A Redemption"), and then immediately converted those Class A Shares into 1,309,245 Common Shares. The conversion of the Class A Shares and issuance of Common Shares by the Issuer pursuant to the conversion had been approved by Special Committee and by the Board on March 25, 2025.

Under the Restated Charter provisions relating to the Class A Shares, if fewer than 4,300,000 Class A Shares were beneficially owned by the Members (and members of their immediate family and certain estate planning vehicles), then each remaining Class A Share would automatically convert into one Common Share. After the conversion by Mr. Baker of his 1,309,245 Class A Shares into Common Shares, only 3,490,755 Class A Shares remained outstanding, all of which were owned by Daughters' LLC. Therefore, these 3,490,755 Class A Shares were automatically converted into 3,490,755 Common Shares (this conversion, together Mr. Baker's conversion of his Class A Shares, the "Class A Conversion").

In addition, under the Restated Daughters' LLC Agreement (as amended by the Letter Agreement), all Class A Units of Daughters' LLC automatically converted into the same number of Common Units of Daughters' LLC. Immediately following the Class A Conversion and the conversion of all Class A Units into Common Units, each of the Members other than Mr. Baker redeemed such Member's Common Units (including the Common Units received upon conversion such Member's Class A Units) for Common Shares (together with the Baker Class A Unit Redemption, the "Member Redemptions").

The foregoing descriptions of the Restated Daughters' LLC Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Restated Daughters' LLC Agreement and the Letter Agreement, which are filed with this Schedule 13D as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Loss of Controlled Company Status

As a result of the Class A Conversion, the Issuer ceased to be a "controlled company" within the meaning of The Nasdaq Stock Market's listing requirements. As a result of the Class A Conversion and the Member Redemptions, Daughters' LLC no longer beneficially owns any Class A Shares or Common Shares.

Registration Rights

Under the terms of the Conversion Agreement, the registration rights provided to the Members in the Conversion Agreement became effective on April 14, 2025 (the date of the Class A Conversion) and will continue in effect for one year after that date.

Public Secondary Offering and Share Repurchase

Pursuant to the registration rights provided to the Members in the Conversion Agreement, the Issuer announced on April 15, 2025 the pricing of an underwritten public offering (the "Secondary Offering") of 2,978,740 Common Shares by the Members at a public offering price of $92.75 per share. After taking into account the underwriter's discount, the price to be paid to the Members was $90.60 per share. Goldman Sachs & Co. LLC ("Goldman Sachs") is acting as the sole underwriter for the Secondary Offering. The Issuer is not selling any shares of Common Stock in the Secondary Offering, and the Issuer will not receive any proceeds from the Secondary Offering.

In connection with the Secondary Offering, on April 15, 2025, the Members entered into a customary Underwriting Agreement with Goldman Sachs (the "Underwriting Agreement"). Subject to the satisfaction of customary conditions, the Secondary Offering is expected to close on April 17, 2025. In conjunction with the Secondary Offering, the Issuer has agreed to purchase from the Selling Stockholders $50 million of Common Shares at a price per share equal to the per share purchase price to be paid by the underwriter in the Secondary Offering (the "Share Repurchase").

In connection with the Share Repurchase, on April 15, 2025, the Members and the Issuer entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement"), pursuant to which the Issuer agreed to acquire a total of 551,876 Common Shares from the Members for total consideration of $50 million in cash, on the terms and subject to the conditions set forth in that agreement.

The Secondary Offering is not conditioned upon the closing of the Share Repurchase. However, the Share Repurchase is conditioned upon the closing of the Secondary Offering. Subject to the closing of the Secondary Offering and subject to satisfaction of certain customary conditions, the Share Repurchase is expected to close on April 17, 2025, contemporaneously with the closing of the Secondary Offering under the Underwriting Agreement.

Both the Secondary Offering and the Share Repurchase were approved by both the Board and the Special Committee.

The Share Repurchase is being made pursuant to the Issuer's $500 million share repurchase program (the "Share Repurchase Program"), which was approved by the Board on February 25, 2025.

Because both the Underwriting Agreement and Stock Repurchase Agreement contain substantive conditions to closing, the facing pages in this Amendment No. 8 for the Reporting Persons do not reflect the transactions contemplated by the Secondary Offering or the Share Repurchase.

The foregoing descriptions of the Underwriting Agreement and the Stock Repurchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the Stock Repurchase Agreement, which are filed with this Schedule 13D as Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a), (b) & (c) Set forth below is the beneficial ownership of Common Shares for each person named in Item 2 as of the date of filing. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

As a result of the Class A Conversion on April 14, 2025, the number of issued and outstanding Common Shares increased by 4,800,000 to 49,045,955 Common Shares. However, because 4,800,000 Class A Shares were retired as a result of the Class A Conversion, the combined number of Class A Shares and Common Shares remained unchanged.

Upon the closing of the Share Repurchase, the total number of Common Shares will decrease by 551,876 shares, resulting in 48,494,079 Common Shares outstanding. However, because the Share Repurchase is not expected to close until April 17, 2025, the ownership percentages in this Item 5 are based 49,045,955 Common Shares, the number of Common Shares outstanding prior to the Share Repurchase.

(i) As a result of the Class A Conversion and the Member Redemptions, on April 14, 2025, Daughters' LLC ceased to beneficially own any Class A Shares or Common Shares. For additional information regarding those transactions, please refer to the descriptions of the Members' transactions below.

(ii) On April 14, 2025, Adolphus B. Baker redeemed all of his 1,309,245 Class A Units for the same number of Class A Shares, and then immediately converted those Class A Shares into 1,309,245 Common Shares. Because the other Members also redeemed all of their membership interests in Daughters' LLC immediately after the Class A Conversion, Daughters' LLC no longer beneficially owns any Class A Shares or Common Shares, and Mr. Baker no longer has voting control of the Class A Shares or Common Shares attributable to the Class A Units or Common Units owned by the other four Members.
Number of shares as to which each person has sole or shared power to vote or dispose:
After giving effect to the Class A Conversion and the Member Redemptions, Mr. Baker beneficially owns 1,606,728 Common Shares, representing 3.28% of the total number of outstanding Common Shares. His beneficial ownership includes direct ownership of an additional 46 Common Shares with Dinnette Adams Baker, as joint tenants in common, with respect to which he has shared voting and dispositive power. Mr. Baker's beneficial ownership also includes 147,428 Common Shares that he owns through the Issuer's KSOP, as well as 4,743 Common Shares of unvested restricted stock. With respect to his shares of unvested restricted stock, Mr. Baker has sole voting power and no dispositive power.

Pursuant to the Underwriting Agreement for the Secondary Offering, on April 15, 2025, Mr. Baker agreed to sell 118,340 Common Shares at $90.60 per share, for total proceeds in the Secondary Offering of $10,721,604.00. Pursuant to the Stock Repurchase Agreement for the Share Repurchase, on April 15, 2025, Mr. Baker agreed to sell 21,926 Common Shares at $90.60 per share, for total proceeds of $1,986,495.60, which upon closing would result in total proceeds from the Secondary Offering and the Share Repurchase of $12,708,099.60.

(iii) On April 14, 2025, as a result of the Class A Conversion, all of the 800,000 Class A Units owned by Dinnette Adams Baker were automatically converted into the same number of Common Units of Daughters' LLC. Immediately after the Class A Conversion, Ms. Baker redeemed all of her 1,147,350 Common Units (including the Common Units she received upon the conversion of her Class A Units) in exchange for 1,147,350 Common Shares.

After giving effect to the Class A Conversion and the Member Redemptions, Ms. Baker beneficially owns 1,383,787 Common Shares, representing 2.82% of the total number of outstanding Common Shares. Her beneficial ownership includes direct ownership of an additional 46 Common Shares with Adolphus B. Baker, as joint tenants in common, with respect to which she has shared voting and dispositive power. Ms. Baker's beneficial ownership also includes 5,821 Common Shares that she owns through the Issuer's KSOP.

Pursuant to the Underwriting Agreement for the Secondary Offering, on April 15, 2025, Ms. Baker agreed to sell 968,006 Common Shares at $90.60 per share, for total proceeds of $87,701,343.60. Pursuant to the Stock Repurchase Agreement for the Share Repurchase, on April 15, 2025, Ms. Baker agreed to sell 179,344 Common Shares at $90.60 per share, for total proceeds of $16,248,566.40, which upon closing would result in total proceeds from the Secondary Offering and the Share Repurchase of $103,949,910.00.

(iv) On April 14, 2025, as a result of the Class A Conversion, all of the 800,000 Class A Units owned by Luanne Adams were automatically converted into the same number of Common Units of Daughters' LLC. Immediately after the Class A Conversion, Ms. Adams redeemed all of her 1,143,787 Common Units (including the Common Units she received upon the conversion of her Class A Units) in exchange for 1,143,787 Common Shares.
Transactions in the class effected during the past sixty days:
After giving effect to the Class A Conversion and the Member Redemptions, Ms. Adams beneficially owns 1,144,525 Common Shares, representing 2.33% of the total number of outstanding Common Shares. Ms. Adams' beneficial ownership includes 738 Common Shares that she owned outside of Daughters' LLC.

Pursuant to the Underwriting Agreement for the Secondary Offering, on April 15, 2025, Ms. Adams agreed to sell 795,599 Common Shares at $90.60 per share, for total proceeds of $72,081,269.40. Pursuant to the Stock Repurchase Agreement for the Share Repurchase, on April 15, 2025, Ms. Adams agreed to sell 147,401 Common Shares at $90.60 per share, for total proceeds of $13,354,530.60, which upon closing would result in total proceeds from the Secondary Offering and the Share Repurchase of $85,435,800.00.

(v) On April 14, 2025, as a result of the Class A Conversion, all of the 800,000 Class A Units owned by Nancy Adams Briggs were automatically converted into the same number of Common Units of Daughters' LLC. Immediately after the Class A Conversion, Ms. Briggs redeemed all of her 1,143,787 Common Units (including the Common Units she received upon the conversion of her Class A Units) in exchange for 1,143,787 Common Shares.

After giving effect to the Class A Conversion and the Member Redemptions, Ms. Briggs beneficially owns 1,200,794 Common Shares, representing 2.45% of the total number of outstanding Common Shares. Ms. Briggs' beneficial ownership includes 57,007 Common Shares that she owned outside of Daughters' LLC. Of those 57,007 Common Shares, 42,280 Common Shares are held jointly with her husband as co-trustees of a family living trust (as a result of which she has shared voting power and shared dispositive power for those living trust shares).

Pursuant to the Underwriting Agreement for the Secondary Offering, on April 15, 2025, Ms. Briggs agreed to sell 506,214 Common Shares at $90.60 per share, for total proceeds of $45,862,988.40. Pursuant to the Stock Repurchase Agreement for the Share Repurchase, on April 15, 2025, Mr. Baker agreed to sell 93,786 Common Shares at $90.60 per share, for total proceeds of $8,497,011.60, which upon closing would result in total proceeds from the Secondary Offering and the Share Repurchase of $54,360,000.00.

(vi) On April 14, 2025, as a result of the Class A Conversion, all of the 800,000 Class A Units owned by Laurel Adams Krodel were automatically converted into the same number of Common Units of Daughters' LLC. Immediately after the Class A Conversion, Ms. Krodel redeemed all of her 1,143,787 Common Units (including the Common Units she received upon the conversion of her Class A Units) in exchange for 1,143,787 Common Shares.

After giving effect to the Class A Conversion and the Member Redemptions, Ms. Krodel beneficially owns 1,144,674 Common Shares, representing 2.33% of the total number of outstanding Common Shares. Ms. Krodel's beneficial ownership includes 887 Common Shares that she owned jointly with her husband outside of Daughters' LLC. With respect to those 887 Common Shares that she owns jointly with her husband, Ms. Krodel has shared voting power and shared dispositive power.

Pursuant to the Underwriting Agreement for the Secondary Offering, on April 15, 2025, Ms. Krodel agreed to sell 590,581 Common Shares at $90.60 per share, for total proceeds of $53,506,638.60. Pursuant to the Stock Repurchase Agreement for the Share Repurchase, on April 15, 2025, Mr. Baker agreed to sell 109,419 Common Shares at $90.60 per share, for total proceeds of $9,913,361.40, which upon closing would result in total proceeds from the Secondary Offering and the Share Repurchase of $63,420,000.00.

Except for (a) the consummation of the Class A Conversion and the Member Redemptions, and (b) entering into the Underwriting Agreement and Stock Repurchase Agreement for the Secondary Offering and the Share Repurchase, respectively, within the past 60 days prior to April 16, 2025 or since the most recent filing of this Schedule 13D prior to the filing of this Amendment No. 8, whichever period is shorter, the persons named in response to paragraph (a) have not effected any transactions in the Issuer's securities.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Class A Conversion and the Member Redemptions, Daughters' LLC ceased to be the beneficial owner of any Common Shares on April 14, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number - Exhibit Name
1* - Joint Filing Agreement by Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel.
2 - Agreement Regarding Conversion, dated as of February 25, 2025 (Incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K, filed on February 25, 2025)
3 - Amended and Restated Limited Liability Company Operating Agreement of DLNL, LLC, dated as of February 25, 2025
4* - Letter Agreement to amend Amended and Restated Limited Liability Company Operating Agreement of DLNL, LLC, dated as of April 14, 2025
5* - Underwriting Agreement by and among Goldman Sachs & Co. LLC, Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel dated as of April 15, 2025.
6* - Stock Repurchase Agreement by and among Cal-Maine Foods, Inc., Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel dated as of April 15, 2025.
* Filed herewith.

## Signatures
- Adolphus B. Baker: /s/ Adolphus B. Baker, Adolphus B. Baker (04/16/2025)
- DLNL, LLC: /s/ Adolphus B. Baker, Adolphus B. Baker/Managing Member (04/16/2025)
- Dinnette Adams Baker: /s/ Dinnette Adams Baker, Dinnette Adams Baker (04/16/2025)
- Luanne Adams: /s/ Luanne Adams, Luanne Adams (04/16/2025)
- Nancy Adams Briggs: /s/ Nancy Adams Briggs, Nancy Adams Briggs (04/16/2025)
- Laurel Adams Krodel: /s/ Laurel Adams Krodel, Laurel Adams Krodel (04/16/2025)